AB x
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08030342

UNITED STATES
ND EXCHANGE COMMISSION
ıshington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-43548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC at and for the year ended December 31, 2007, are true and correct.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
28th day of February 2008

Notary Public
CHRISTOPHER D'ANTUONO
Notary Public, State of New York
No. 02-DA6075470
Qualified in New York County
Commission Expires October 6, 2010

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and Regulation 1.10(g)
under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC:

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 28, 2008

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 98,213,751
Deposits at clearing organizations	240,943
Accrued commissions receivable	9,472,938
Receivables from clearing organizations	11,840,380
Financial instruments owned - at fair value, held at clearing broker	1,623
Receivables from affiliates	3,306,480
Prepaid bonus	4,978,496
Forgivable loans to employees	3,128,374
Other assets	2,341,286
TOTAL ASSETS	$ 133,524,271

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$ 44,269,522
Accounts payable and accrued expenses	3,939,820
Payables to affiliates	11,220,200
Total liabilities	59,429,542
MEMBER'S INTEREST	74,094,729
TOTAL LIABILITIES AND MEMBER'S INTEREST	$ 133,524,271

See notes to statement of financial condition.

1. ORGANIZATION

GFI Securities LLC, is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

Deposits at and Receivables from Clearing Organizations — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Property, Software, and Computer Equipment — Property, software, and computer equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful life of the asset, which generally does not exceed three years. The Company's property, software and computer equipment has been fully depreciated and amortized as of December 31, 2007.

Brokerage Transactions—The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis.

Principal Transactions — Principal transaction revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are allowed to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating clients' execution needs for transactions initiated by such clients, adding liquidity to a market or attracting additional order flow. These unmatched positions are intended to be held short term. The

Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered.

Additionally, from time to time, under the circumstances described above, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight. These positions are marked to market on a daily basis. Principal transactions revenues and related expenses are recognized on a trade date basis.

Prepaid Bonuses and Forgivable Loans to Employees — Prepaid bonuses and forgivable loans to employees are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over three years. These forgivable loans have interest rates of up to 4.5%. The Company expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Recent Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy, as defined. Additionally, companies are required to provide enhanced disclosure for certain financial instruments within the hierarchy, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Financial Standards Position ("FSP") FAS 157-b which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS 157 on January 1, 2008, except as it applies to those nonfinancial assets and liabilities within the scope of FSP FAS 157-b. The adoption of SFAS 157, as it relates to the financial assets and liabilities, did not have a material impact on the Company's statement of financial condition. The Company will adopt SFAS 157 for those nonfinancial assets and liabilities as noted in FSP FAS 157-b on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS 157 for nonfinancial assets and liabilities on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. We adopted SFAS 159 on January 1, 2008 and did not elect to apply the fair value option to any specific financial assets or liabilities. The adoption of SFAS 159 did not have a material impact on our statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

The Company is a single-member limited liability company and, as such, is not liable for income tax.

5. ACCRUED COMMISSIONS RECEIVABLE

Accrued commissions receivable represent amounts due from brokers, dealer, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative brokerage transactions. Pursuant to factoring agreement dated November 30, 2003, the Company sells commissions receivables aged over 30 days to an affiliate on a non-recourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 9 for further discussion.

6. COMMITMENTS AND CONTINGENCIES

Litigation —In the normal course of business, the Company has been named as defendant in various lawsuits and proceedings and has been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Company is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. The Company accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction-based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under certain exchange and clearinghouse membership agreements, members are generally required to guarantee certain obligations. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members may be required to meet the shortfalls. To mitigate these performance risks, exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased — During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the statement of financial condition. At December 31, 2007, the Company had no financial instruments sold, but not yet purchased.

7. MARKET AND CREDIT RISK

Brokerage Activities — In its role as a securities inter-dealer broker, the Company is interposed between buyers and sellers ("Counterparties"). Agency transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various

clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company acts as a middleman by serving as counterparty for an identified buyer and an identified seller in matching reciprocal back-to-back trades. Because the buyer and seller each settle their transactions with the Company rather than with each other, the parties are able to maintain their anonymity. A very limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. Generally, the Company does not receive net proceeds until the settlement date of the transaction, typically one to three business days after the trade date. In the event of counterparty non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate non-performance by Counterparties.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. At December 31, 2007, the Company does not have any open futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of Counterparties with which it conducts business.

8. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and is an introducing broker with the NFA and the CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act, and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2007, the Company's net capital was $49,424,313, which exceeded the minimum requirement by $49,174,313. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

9. RELATED-PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate. These expenses are reimbursed by the Company. Also, the Company is allocated a portion of the Parent's costs based on headcount.

Pursuit to factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a non-recourse basis.

Receivables from affiliates primarily consist of amounts collected by an affiliate on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

10. SHARE-BASED COMPENSATION

Certain employees of the Company participate in the Parent's share-based compensation plans which provide for grants of restricted stock units (RSU) and stock option awards of the Parent. The Parent adopted SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)") during the first quarter of 2006, using the modified prospective approach. SFAS 123(R) revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. In recent periods, the only share-based compensation issued by the Parent has been RSUs. The Parent records the fair value of the RSUs at the date of grant as deferred compensation and amortizes it to compensation expense over the vesting period of the grants.

The Company's Parent issues RSUs to its employees under the GFI Group Inc. 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan"). This plan permits the grant of non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, and performance units to employees, non-employee directors or consultants. The Parent issues shares from authorized but unissued shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2004 Equity Incentive Plan.

As of December 31, 2007, the Parent had stock options outstanding under two plans: the GFI Group 2002 Plan and the GFInet Inc. 2000 Stock Option plan (the "GFInet 2000 Plan"). No additional grants will be made under these plans. Under each plan: options were granted to employees, non-employee directors or consultants to the Parent; both incentive and non-qualified stock options were available for grant; options were issued with terms up to ten years from date of grant; and options were generally issued with an exercise price equal to or greater than the fair market value at the time the option was granted. In addition to these terms, both the GFI Group 2002 Plan and the GFInet 2000 Plan contained events that had to occur prior to any options becoming exercisable. Under both plans, the options became exercisable upon the completion of the Parent's initial public offering, which occurred in January 2005. Options outstanding under both plans are exercisable for common stock. The Parent issues shares from the authorized but unissued shares reserved for issuance under the GFI Group 2002 Plan or the GFInet 2000 Plan, respectively, upon the exercise of option grants under such plans.

In October 2007, the Parent's Board of Directors approved up to a four-for-one stock split with the exact ratio and timing of the stock split to be determined at the discretion of the Parent's Chief Executive Officer ("CEO"). In February 2008, the Parent's CEO determined that it would effect a four-for-one split of the Parent's common stock as of March 31, 2008. Accordingly, three additional shares of common stock will be issued to each holder of a share of the Parent's common stock on the record date.

* * * * *

GFI SECURITIES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

MEMBER'S INTEREST	$	74,094,730
LESS NONALLOWABLE ASSETS:		
Accrued commissions receivable		9,472,938
Receivables from affiliates		3,306,480
Dividends and interest receivable		288,793
Loans and advances		3,773,443
Other		5,772,243
Total nonallowable assets		22,613,897
Net capital before haircuts		51,480,833
HAIRCUTS — Haircuts on money markets		2,056,520
NET CAPITAL		49,424,313
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)		250,000
EXCESS NET CAPITAL	$	49,174,313

There are no material differences between the amounts reported above and the amount reported in the Company's unaudited FOCUS Report as of December 31, 2007.

GFI SECURITIES LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2007

The Company does not carry any customers' regulated commodity futures, foreign futures and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

GFI Securities LLC
100 Wall Street
New York, NY 10005

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END